SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

British Airways Plc

2) Name of director

Baroness O’Cathain

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Rathbone Nominee

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Share Purchase

7) Number of shares/amount of
stock acquired

4,000

8) Percentage of issued class

minimal

9) Number of shares/amount
of stock disposed

N/A

10) Percentage of issued class

N/A

11) Class of security

Ordinary Shares of 25p

12) Price per share

144.22p

13) Date of transaction

15 November 2002

14) Date company informed

15 November 2002

15) Total holding following this notification

10,000

16) Total percentage holding of issued class following this notification minimal

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Alan Buchanan, Company Secretary 020 8738 5119

25) Name and signature of authorised company official responsible for making this notification

Alan Buchanan, Company Secretary

Date of Notification...15 November 2002...............................